

August 14, 2012

<u>Via E-mail</u>
George Fredrik Meyer
President
Advanced Cloud Storage, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Advanced Cloud Storage, Inc.**
> **Form 8-K**
> **Filed August 9, 2012**
> **File No. 333-173537**

Dear Mr. Meyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accounts

1. Previous Independent Registered Public Accounting Firm

1. Please revise your disclosure in paragraph B to clarify, if true, that the report of Seale and Beers, CPA's for <u>each</u> of the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles, except that the report contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2. Please revise your disclosure in paragraph D to state whether during the two most recent years and any subsequent interim period preceding the dismissal of Seale and Beers there were any disagreements with Seale and Beers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Seale

and Beers, would have caused it to make reference to the matter in connection with its reports. Please also revise your disclosure in the last sentence to state, if true, that there were no reportable events that occurred within the two most recent years and any subsequent interim period preceding the dismissal of Seale and Beers. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2. New Independent Registered Public Accounting Firm

3. Please revise your disclosure to state, if true, that you did not consult with Li & Company, PC during the two most recent years or any subsequent interim period prior to engaging that accountant. Similarly, please revise your disclosure in the paragraph 1.C. Refer to paragraph (a)(2)(i) of Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

4. Please file an updated letter from Seale and Beers, CPA's as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

                                                    Sincerely,

                                                    /s/ William H. Thompson

                                                    William H. Thompson
                                                    Accounting Branch Chief